UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

9 Meters Biopharma, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

45782F105

(CUSIP Number)

OrbiMed Israel BioFund GP Limited Partnership

OrbiMed Israel GP Ltd.

Nissim Darvish

89 Medinat HaYehudim St.

Building E, 11th Floor

Herzliya 46766, Israel

Telephone: 972 73 2822600

(Name, Address and Telephone Number of Person Authorized
 to Receive Notices and Communications)

December 15, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 45782F105	Page 2 of 10 Pages

1		NAME OF REPORTING PERSONS OrbiMed Israel BioFund GP Limited Partnership
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION State of Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 32,503,255 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 32,503,255 (1)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 32,503,255 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.0% (2)
14		TYPE OF REPORTING PERSON (See Instructions) PN

(1)

This total consists of: (i) 25,716,755 shares of common stock, par value $0.0001 per share (the “Shares”) of 9 Meters Biopharma, Inc. (the “Issuer”) and (ii) 6,786,500 Shares issuable upon the exercise of warrants.

(2)	This percentage is calculated based upon 202,652,381 Shares outstanding, as set forth in the Issuer’s Rule 424(b)(5) Prospectus filed with the Securities and Exchange Commission (“SEC”) on December 11, 2020 and giving effect to the additional 6,786,500 Shares that would be outstanding following the exercise of certain warrants as reported above and an additional 6,923,077 Shares issued and sold by the underwriters pursuant to the underwriters’ option.

SCHEDULE 13D

CUSIP No. 45782F105	Page 3 of 10 Pages

1		NAME OF REPORTING PERSONS OrbiMed Israel GP Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION State of Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 32,503,255 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 32,503,255 (1)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 32,503,255 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.0% (2)
14		TYPE OF REPORTING PERSON (See Instructions) CO

(1)

This total consists of: (i) 25,716,755 shares of common stock, par value $0.0001 per share (the “Shares”) of 9 Meters Biopharma, Inc. (the “Issuer”) and (ii) 6,786,500 Shares issuable upon the exercise of warrants.

(2)	This percentage is calculated based upon 202,652,381 Shares outstanding, as set forth in the Issuer’s Rule 424(b)(5) Prospectus filed with the Securities and Exchange Commission (“SEC”) on December 11, 2020 and giving effect to the additional 6,786,500 Shares that would be outstanding following the exercise of certain warrants as reported above and an additional 6,923,077 Shares issued and sold by the underwriters pursuant to the underwriters’ option.

Item 1.	Security and Issuer.

This Amendment No. 2 (“Amendment No. 1”) to Schedule 13D supplements and amends the Statement on Schedule 13D of OrbiMed Israel GP Ltd. and OrbiMed Israel BioFund GP Limited Partnership (the “Statement”) originally filed with the Securities and Exchange Commission (the “SEC”) on May 14, 2020 and amended by Amendment No. (“Amendment No. 1”) thereto filed with the SEC on July 29, 2020. This Statement relates to the common stock, par value $0.0001 per share (the “Shares”), of 9 Meters Biopharma, Inc., a corporation organized under the laws of Delaware (the “Issuer”), with its principal executive offices located at 8480 Honeycutt Road, Suite 120, Raleigh, North Carolina 27615.  The Shares are listed on the NASDAQ Capital Market under the ticker symbol “NMTR.” Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

On December 15, 2020, the Issuer completed a public offering pursuant to which the Issuer agreed to issue and sell to the participants 46,153,847 Shares (the “Offering”) at a price to the public of $0.65 per share. In addition, the Issuer granted to the underwriters an option to purchase up to an additional 6,923,077 Shares at the public offering price less any underwriting discounts and commissions. The Reporting Persons (as defined below) did not participate in the Offering. As a result of the Offering and the underwriters exercise of their option, the Issuer’s total number of outstanding Shares increased to 202,652,381 (the “Outstanding Share Increase”). As a result of the Outstanding Share Increase, the percentage of outstanding Shares that the Reporting Persons may be deemed to beneficially own was reduced by more than one percent of the Issuer since the filing of Amendment No. 1.

Item 2.	Identity and Background.

(a)                  This Statement is being jointly filed by OrbiMed Israel GP Ltd. (“OrbiMed Israel”), an Israeli company, and OrbiMed Israel BioFund GP Limited Partnership (“OrbiMed BioFund”), an Israeli limited partnership, (together, the “Reporting Persons” and each, a “Reporting Person”).

(b) – (c)          OrbiMed Israel, a company that acts as general partner of certain limited partnerships, is the general partner of OrbiMed BioFund, which is the general partner of OrbiMed Israel Partners Limited Partnership (“OIP”), an Israeli limited partnership, which holds the securities to which this Statement relates.

The address of the principal office of each Reporting Person is 89 Medinat HaYehudim St., Build E, 11th Floor, Herzliya 46766 Israel.

The name, business address, present principal occupation or employment and citizenship of each of the directors, executive officers and partners (as applicable) of the Reporting Persons are set forth in Schedules I and II hereto and are incorporated herein by reference.

(d) – (e)          During the last five years, none of the Reporting Persons nor, to the best of their knowledge, any of the persons listed in Schedules I and II hereto, has been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

Not applicable.

Item 4.	Purpose of Transaction.

The Shares were acquired by the Reporting Persons for the purpose of making an investment in the Issuer and not for the intention of acquiring control of the Issuer’s business on behalf of OIP.

The Reporting Persons from time to time intend to review their investment in the Issuer on the basis of various factors, including the Issuer’s business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer’s Shares in particular, as well as other developments and other investment opportunities.  Based upon such review, the Reporting Persons will take such actions in the future as the Reporting Persons may deem appropriate in light of the circumstances existing from time to time.  If the Reporting Persons believe that further investment in the Issuer is attractive, whether because of the market price of the Shares or otherwise, they may acquire Shares or other securities of the Issuer either in the open market or in privately negotiated transactions. Similarly, depending on market and other factors, the Reporting Persons may determine to dispose of some or all of the Shares currently owned by the Reporting Persons or otherwise acquired by the Reporting Persons either in the open market or in privately negotiated transactions.

Except as set forth in this Statement, the Reporting Persons have not formulated any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries; (d) any change in the present Board or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (e) any material change in the Issuer’s capitalization or dividend policy; (f) any other material change in the Issuer’s business or corporate structure: (g) any change in the Issuer’s charter or bylaws or other or instrument corresponding thereto or other action which may impede the acquisition of control of the Issuer by any person; (h) causing a class of the Issuer’s securities to be deregistered or delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of  a national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”); or (j) any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer.

(a)-(b)          As of the date of this filing, the Reporting Persons may be deemed, for purposes of Rule 13d-3 of the Exchange Act, directly or indirectly, including by reason of their mutual affiliation, to be the beneficial owners of the Shares described in Item 6 below.  Based upon information contained in the Issuer’s Rule 424(b)(5) Prospectus filed with the SEC on December 11, 2020, such Shares constitute approximately 16.0% of the issued and outstanding Shares. OrbiMed Israel, pursuant to its authority as the general partner of OrbiMed BioFund, the general partner of OIP, may be deemed to indirectly beneficially own the Shares held by OIP.  OrbiMed BioFund, pursuant to its authority as the general partner of OIP, may be deemed to indirectly beneficially own the Shares held by OIP.  As a result, OrbiMed Israel and OrbiMed BioFund share the power to direct the vote and to direct the disposition of the shares of Shares described in Item 6 below.

(c)          The Reporting Persons have not effected any transactions during the past sixty (60) days in any Shares.

(d)          Not applicable.

(e)          Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

In addition to the relationships between the Reporting Persons described in Items 2 and 5 above, OrbiMed BioFund is the general partner of OIP pursuant to the terms of the limited partnership agreement of OIP.  OrbiMed Israel is the general partner of OrbiMed BioFund, pursuant to the terms of the limited partnership agreement of OrbiMed BioFund.  As a result, OrbiMed BioFund has the power to direct the vote and to direct the disposition of the Shares held by OIP and such power is exercised through OrbiMed Israel. OrbiMed Israel exercises this investment power through an investment committee (the “Committee”) comprised of Carl L. Gordon, Jonathan T. Silverstein, Nissim Darvish (“Darvish”), Anat Naschitz, and Erez Chimovits, each of whom disclaims beneficial ownership of the Shares held by OIP, except to the extent of their pecuniary interest therein. As a result, OrbiMed BioFund and OrbiMed Israel may be deemed directly or indirectly, including by reason of their mutual affiliation, to be the beneficial owners of the Shares held by OIP and to share power to direct the vote and the disposition of the Shares held by OIP.  The number of outstanding Shares attributable to OIP is 32,503,255 Shares, which amount includes warrants which are convertible into 6,786,500 Shares (the “Warrants”). OrbiMed Israel maybe be considered to hold indirectly 32,503,255 Shares, and OrbiMed BioFund may be considered to hold indirectly 32,503,255 Shares, which amount includes the Warrants.

The Reporting Persons have designated Darvish to serve as a member of the Board of Directors of the Issuer, and, accordingly, the Reporting Persons may have the ability to affect and influence control of the Issuer. From time to time, Darvish may receive stock options or other awards of equity based compensation pursuant to the Issuer’s compensation arrangements for non-employee directors. Darvish is obligated to transfer any Shares issued under any such stock options or other awards, or the economic benefit thereof, to OrbiMed Israel or an affiliate, which will in turn ensure that such Shares or economic benefits are provided to OIP.

Registration Rights Agreement

OIP and certain other stockholders of the Issuer entered into a Registration Rights Agreement with the Issuer, a summary of which is set forth in Item 6 of the Statement.

Other than as described in this Amendment No. 2, to the best of the Reporting Persons’ knowledge, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer.

Item 7.	Materials to be Filed as Exhibits.

Exhibit No.	Description
1.	Joint Filing Agreement between OrbiMed Israel GP Ltd. and OrbiMed Israel BioFund GP Limited Partnership.
2.	Registration Rights Agreement by and among the Issuer and each of the persons listed on the signature page thereto, dated as of April 29, 2020 (incorporated by reference to Exhibit 10.2 to the Issuer’s Form 8-K (SEC 001-37797), filed with the SEC on May 4, 2020.

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  December 16, 2020

ORBIMED ISRAEL BIOFUND GP LIMITED PARTNERSHIP

By:	OrbiMed Israel GP Ltd., its General Partner

By:	/s/ Nissim Darvish
Nissim Darvish
Director

ORBIMED ISRAEL GP LTD.

By:	/s/ Nissim Darvish
Nissim Darvish
Director

SCHEDULE I

The name and present principal occupation of each of the executive officers and directors of OrbiMed Israel GP Ltd. are set forth below.  Unless otherwise noted, all of these persons are Israeli citizens and have as their business address 89 Medinat HaYehudim St., Build E, 11th Floor, Herzliya 46766, Israel.

Name	Position with Reporting Person	Principal Occupation
Carl L. Gordon American citizen	Director	Member OrbiMed Advisors LLC 601 Lexington Avenue, 54th Floor New York, NY 10022
Nissim Darvish	Director	Senior Managing Director OrbiMed Israel Partners Limited
Jonathan T. Silverstein American citizen	Director	Member OrbiMed Advisors LLC 601 Lexington Avenue, 54th Floor New York, NY 10022
Erez Chimovits	Director	Partner OrbiMed Israel Partners Limited
Anat Naschitz	Director	Managing Director OrbiMed Israel Partners Limited

SCHEDULE II

The business and operations of OrbiMed Israel BioFund GP Limited Partnership are managed by the executive officers and directors of its general partner, OrbiMed Israel GP Ltd.

Exhibit Index

Exhibit No.	Description
1.	Joint Filing Agreement between OrbiMed Israel GP Ltd. and OrbiMed Israel BioFund GP Limited Partnership.
2.	Registration Rights Agreement by and among the Issuer and each of the persons listed on the signature page thereto, dated as of April 29, 2020 (incorporated by reference to Exhibit 10.2 to the Issuer’s Form 8-K (SEC 001-37797), filed with the SEC on May 4, 2020.